                                                                      EXHIBIT 12



                            STEWART ENTERPRISES, INC.
                                AND SUBSIDIARIES

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                   (UNAUDITED)




                                                                               YEARS ENDED OCTOBER 31,
                                                   ---------------------------------------------------------------------------
                                                      2002            2001                2000         1999            1998
                                                   ----------      ----------          ----------   ----------      ----------

Earnings (loss) from operations
   before income taxes .........................   $   49,321(2)   $ (187,181)(3)(4)   $  105,187   $  142,551(5)   $   64,964(6)

Fixed charges:
   Interest charges (1) ........................       62,655          64,235              62,748       55,543          44,107
   Interest portion of lease expense ...........        2,258           2,882               3,379        2,859           2,814
                                                   ----------      ----------          ----------   ----------      ----------
Total fixed charges ............................       64,913          67,117              66,127       58,402          46,921

Earnings from operations before income
   taxes and fixed charges, less capitalized
   interest ....................................   $  113,918(2)   $ (120,727)(3)(4)   $  169,960   $  200,118(5)   $  111,599(6)
                                                   ==========      ==========          ==========   ==========      ==========
Ratio of earnings to fixed charges .............         1.75(2)           --(3)(4)          2.57         3.43(5)         2.38(6)
                                                   ==========      ==========          ==========   ==========      ==========

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(1)      Includes capitalized interest expense of $316, $663, $1,354, $835 and
         $286 for 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes a noncash charge of $18,500 recorded in connection with the writedown of assets held for sale. Excluding this charge, the Company's ratio of earnings to fixed charges for fiscal year 2002 would have been 2.04.

(3) Excludes extraordinary item of $5,472 (net of a $3,648 income tax benefit) and the cumulative effect of change in accounting principles of $250,004 (net of a $166,669 income tax benefit).

(4) Includes a noncash charge of $269,158 recorded in connection with the writedowns of assets held for sale and other charges. As a result of this charge, the Company's earnings for fiscal year 2001 were insufficient to cover its fixed charges, and an additional $187,844 in pretax earnings would have been required to eliminate the coverage deficiency. Excluding the charge, the Company's ratio of earnings to fixed charges would have been 2.21.

(5) Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).

(6) Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance- based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.

----------
         During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.


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